TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on August 23, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM S-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TRW Inc.
(Exact name of registrant as specified in its charter)

Ohio	**34-0575430**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

1900 Richmond Road, Cleveland, Ohio 44124
(Address of Principal Executive Offices) (Zip Code)

TRW UK SHARE PURCHASE PLAN
(Full title of the plan)

WILLIAM B. LAWRENCE, Secretary
TRW Inc.

1900 Richmond Road, Cleveland, Ohio 44124
(Name and address of agent for service)

(216) 291-7000
(Telephone number, including area code, of agent for service)

Calculation of Registration Fee

Title of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.625 per share, of TRW Inc.	200,000		$7,670,000(3)	$1,917.50

(1) Includes an indeterminate number of additional shares that may be issued to adjust the number of shares issued pursuant to the Plan as a result of any future stock split, stock dividend or similar adjustment of TRW's common stock.

(2) Indeterminable since the price per share will vary from time to time depending on the market value of TRW Common Stock.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to 457(c) under the Securities Act of 1933, as amended, on the basis of $38.35 per share, the average of the high and low prices of TRW Common included in the NYSE-Composite Transactions report for August 22, 2001, as reported by the New York Stock Exchange.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents are incorporated herein by reference:

(a) (i) the TRW Inc. ("TRW") Annual Report on Form 10-K for the year ended December 31, 2000, as amended by Form 10-K/A No. 1 filed April 30, 2001; and

(ii) the TRW Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001.

(b) the description of TRW capital stock filed as Exhibit 4(a) to TRW's Quarterly Report on Form 10-Q dated May 9, 1996, including any amendments and reports filed for the purpose of updating such description;

(c) (i) The TRW Current Report on Form 8-K dated January 18, 2001; and

(ii) The TRW Current Report on Form 8-K dated March 1, 2001.

Until TRW files a post-effective amendment to this Registration Statement indicating that all securities offered have been sold, or deregistering all such securities which remain unsold, all documents subsequently filed by TRW or the Plan pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

The legality of the purchase of shares of TRW Common Stock, par value $0.625 per share, under the Plan and the purchase of participation interests in the Plan have been passed upon by William B. Lawrence, Esq., 1900 Richmond Road, Cleveland, Ohio 44124. Mr. Lawrence, Executive Vice President, General Counsel and Secretary of TRW, is a shareholder of TRW.

Item 6. Indemnification of Directors and Officers.

The Ohio Revised Code and TRW's Regulations provide for indemnification of TRW's Directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933. TRW maintains insurance indemnifying Directors and officers in certain cases and with certain deductible limits. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors and officers, TRW has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

The "Exhibit Index" on page 6 is hereby incorporated by reference.

Item 9. Undertakings.

A. *Undertaking Pursuant to Rule 415.*

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (i) and (ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. *Undertaking Regarding Documents Subsequently Filed Under the Exchange Act.*

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. *Undertaking Regarding Indemnification.*

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lyndhurst, State of Ohio, on the 23rd day of August, 2001.

TRW INC.

By   /s/ W. B. Lawrence
        W. B. Lawrence, Executive Vice President,
        General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
D. M. COTE*	Chairman of the Board, Director, President and Chief Executive Officer	August 23, 2001
R. H. SWAN*	Executive Vice President and Chief Financial Officer	August 23, 2001
T. A. CONNELL*	Vice President and Controller	August 23, 2001
M. H. ARMACOST*	Director	August 23, 2001
M. FELDSTEIN*	Director	August 23, 2001
K. W. FREEMAN*	Director	August 23, 2001
R. M. GATES*	Director	August 23, 2001
G. H. HEILMEIER*	Director	August 23, 2001
C. R. HOLLICK*	Director	August 23, 2001
K. N. HORN*	Director	August 23, 2001
H. V. KNICELY*	Director	August 23, 2001
D. B. LEWIS*	Director	August 23, 2001
L. M. MARTIN*	Director	August 23, 2001
J. D. ONG*	Director	August 23, 2001

William B. Lawrence, by signing his name hereto, does hereby sign and execute this Registration Statement on behalf of each of the above-named officers and Directors of TRW Inc., pursuant to a power of attorney executed by each of such officers and Directors and filed with the Securities and Exchange Commission.

August 23, 2001

* By   /s/ W. B. Lawrence
        W. B. Lawrence, Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Exhibit Description
5	Legal Opinion of William B. Lawrence, General Counsel of TRW Inc.
15	Letter re: Unaudited Financial Information
23	Consent of Ernst & Young LLP
	The Consent of William B. Lawrence is contained in his opinion filed as Exhibit 5 to this Registration Statement.
24(a)	Power of Attorney of the Directors and certain officers of TRW Inc.
24(b)	Power of Attorney of Robert H. Swan